

Mail Stop 4631

July 16, 2009

via U.S. mail and facsimile

Carl R. Christenson, Chief Executive Officer
Altra Holdings, Inc.
Altra Industrial Motion, Inc.
300 Granite Street, Suite 201
Braintree, MA 02184

      RE: Altra Holdings, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 6, 2009
              Form 10-Q for the Fiscal Quarter Ended March 31, 2009
              Filed May 5, 2009
              Definitive Proxy
              Filed April 24, 2009
              File No. 001-33209

              Altra Industrial Motion, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 20, 2009
              Form 10-Q for the Fiscal Quarter Ended March 31, 2009
              Filed May 8, 2009
              File No. 333-124944

Dear Mr. Christenson:

      We have reviewed your response letter dated June 30, 2009 and have the
following additional comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 30

Goodwill, Intangibles and other long-lived assets, page 31

1. We have read your response to comment 4 in our letter dated June 2, 2009 and proposed disclosure. It appears from your response that you do not intend to provide additional disclosures for your customer relationships intangible assets and your trademarks intangible assets. Based on the following points, it is unclear why you do not intend to provide investors with a better understanding of how you estimated the recoverability of the customer relationships intangible assets and the fair value of the trademarks intangible assets:

    - Customer relationships intangible assets at three of your reporting units were tested for impairment as of December 31, 2008, and trademarks intangible assets are tested each year for impairment.
    - You note on page 33 that you could be required to take a charge for impairment of long-lived assets in future periods.
    - Your customer relationships intangible assets and trademarks intangible assets are 15.4% of total assets and 61.6% of total stockholders' equity as of December 31, 2008.
    - You have identified the testing of your intangible assets as a critical accounting estimate in preparing your consolidated financial statements.

    As such, there continues to be a concern that investors do not fully understand the methods used to estimate the recoverability or fair value of these intangible assets, as applicable, including the material assumptions used. Further, investors may not fully understand the uncertainties associated with your testing of these assets for impairment. We continue to urge you to provide additional disclosures in future filings that fully explain to investors how you arrived at your estimates of recoverability and fair value, as appropriate, and the variability associated with those estimates including the potential impact to your future consolidated financial statements. Refer to our previous comment. Such disclosures should provide investors with an understanding of the method and the material assumptions used. Please ensure that you describe the assumptions in a quantitative and qualitative manner. As previously requested, please provide us with the disclosures you intend to include in future filings. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

2. We note from your response to comments 6 and 7 in our letter dated June 2, 2009, that you intend to include disclosure of the assumptions used in estimating the fair value of your reporting units based on averages of all 21 reporting units. As it appears that the goodwill impairment charge recognized during fiscal year 2008 was a result of the general economic environment on your customers' purchasing habits, it would appear that separate disclosure of the assumptions used in estimating the discounted cash flows for the three reporting units with goodwill impairments would provide investors with a better understanding of the critical estimates used that led to the goodwill impairment charge. As such, we continue to urge you to disclose each of the material assumptions used to estimate the fair value of each of the three reporting units during the fiscal years 2008 and 2007 testing periods. This will allow investors to understand the impact the general economic environment has had on your material assumptions. Please provide us with the disclosure you intend to include in future filings.

3. We note from your response to comments 6 and 7 in our letter dated June 2, 2009, that you are only presenting reporting units with differences less than $1 million between the carrying value and the estimated fair value. Please tell us how you determined that differences over $1 million resulted in estimated fair values that materially exceeded the carrying values of the remaining reporting units. In this regard, please provide us with a list of the remaining 17 reporting units that includes the estimated fair value, the carrying value and goodwill balance as of December 31, 2008.

4. We note from your response to comments 6 and 7 in our letter dated June 2, 2009, that you intend to continue to provide a sensitivity analysis based on a percentage change to the estimated profitability and also the discount rate. We continue to urge you to consider providing a sensitivity analysis that uses other reasonably likely assumptions in the discounted cash flow model and disclose the impact on the outcome of the goodwill impairment test, as a sensitivity analysis using other reasonably likely inputs provides investors with transparency into how the outcome of the goodwill impairment test or the amount of the impairment charge recognized would be impacted had the other reasonably likely inputs been used rather than a percentage change that may or may not be reasonably likely. In this regard, we note the guidance in Section 501.14 of the Financial Reporting Codification, "Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect."

5. Please revise the disclosure you intend to include in future filings in response to comments 6 and 7 in our letter dated June 2, 2009, to explain why you believe a control premium of 25-35% is reasonable for your company.

6. Please revise the disclosure you intend to include in future filings to clarify which acquisition the Huco reporting unit relates.

14. Concentrations of Credit, Segment Data and Workforce, page 79

7. We note your response to comment 9 in our letter dated June 2, 2009, including the disclosure you intend to include in future filings. Please revise this disclosure to include your conclusion regarding the similarity of the five operating segments' economic characteristics in addition to the other areas described in paragraph 17 of SFAS 131. Specifically, please state your conclusion as to whether all five of your operating segments have similar long-term average gross profit margins. In this regard, we note that the three-year average gross profit margin for your five operating segments range from 26.03% to 29.27%. Please note that it is your responsibility to continue to monitor the long-term average gross profit margins, historical sales trends and your expectations for future gross profit margins and sales trends to determine whether aggregation of all five operating segments complies with the guidance in SFAS 131.

Further, to the extent that any of your operating segments has results for a fiscal quarter or a fiscal year that falls outside of the long-term gross profit margin and sales trends but does not impact your determination regarding your reportable segments, you should be providing transparent disclosure in MD&A regarding this deviation, the impact to your consolidated financial statements and expectations for future results. In this regard, we note that your five operating segments gross profit margins for the first quarter of fiscal year 2009 range from 20.9% to 27.8%. As the 20.9% gross profit margin for the Overrunning Clutches & Engineered Bearing operating segment materially deviates from the other operating segments' gross profit margins, disclosure should have been provided within MD&A to disclose this difference along with the impact and why you believe this operating segment's future gross profit margins will be consistent with the long-term gross profit margins of the other operating segments. Also, as noted in your response, the difference in the sales trend for the Heavy Duty Clutch Brake operating segment as compared to the other operating segments in the first quarter of fiscal year 2009 should also have been disclosed within MD&A. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

<u>Definitive Proxy Statement</u>

<u>Annual Cash Incentives, page 18</u>

8. We note your response to prior comment 21. It is unclear how the actual performance results translated into the bonus amounts paid. For example, the percentages awarded are significantly higher than the target amounts, yet one of the performance criteria was not met. Please revise accordingly in future filings and show us in your supplemental response what the revisions will look like.

<u>Long-Term Incentive, page 19</u>

9. We note your response to prior comment 22 and have the following comments:

- In future filings, please disclose the annual target for each named executive officer and explain how the committee established this target.

- In future filings, please disclose how the actual grant amount compared to the annual target for each named executive officer.

- In future filings, please explain why Mr. Hurt's grant vested in full, while the other grants vest over four years.

- In future filings, please disclose how the compensation committee determined the grant amounts, including whether it used its discretion to adjust the target amount upwards or downwards for any named executive officer. If the compensation committee used such discretion, please disclose if the compensation committee used its discretion to adjust the target incentive upwards or downwards, disclose the names of the executive officers receiving an adjustment, and disclose the material factors used to determine the size of the adjustment including overall company performance and the performance of the individual executive.

  Please show us in your supplemental response what the revisions will look like.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on

Mr. Christenson
Altra Holdings, Inc.
Altra Industrial Motion, Inc.
July 16, 2009
Page 6

EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

 You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracey Houser at (202) 551-3736 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 with any legal related questions.

 Sincerely,

 Terence O'Brien
 Accounting Branch Chief